LIGHTSPEED COMMERCE INC.
(the “Corporation”)
BY-LAW NO. 2021-1

Relating to Forum Selection

Unless the Corporation approves or consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act of 1933, regardless of whether such complaint also involves parties other than the Corporation (including, but not limited to, any underwriters or auditors retained by the Corporation). Any person or entity holding or purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this by-law. This by-law shall be enforceable by any party to a complaint covered by this by-law.
    This by-law supplements the Corporation’s By-Law No. 2019-3 entitled “Relating to Forum Selection” which remains in effect and unamended hereby.